

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 11, 2015

<u>Via E-mail</u>
Stephen H. Mauldin
President and Chief Executive Officer
CNL Healthcare Properties II, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, FL 32801

> **Re: CNL Healthcare Properties II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed November 24, 2015**
> **File No. 333-206017**

Dear Mr. Mauldin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We have referred your response to comment 4 in our letter dated August 26, 2015 to the Division of Investment Management, which may have further comments. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

2.   Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation. Please refer to Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

Terms of the Offering, page 2

3.   You refer to "non-discounted" Class A shares in this section. Our understanding is that the Class A shares are economically equivalent to the Class T shares. Please revise to remove the "non-discounted" characterization or more fully explain how such shares are discounted and economically different from the Class T shares.

Risk Factors, page 25

4.   We note your revised disclosure throughout the document indicating that following the termination or non-renewal of the advisory agreement by you or your operating partnership other than for cause, if a listing of your common stock or other liquidity event with respect to your common stock has not occurred, your advisor will be entitled to be paid a portion of any future incentive fee that becomes payable. Please revise to include a related risk factor. Please also revise to include, if true, a risk factor that relates to the difficulty in terminating your advisor, even for poor performance.

"We may have difficulty funding our distributions…", page 29

5.   Please revise to specifically address the dilution to new investors caused by distributions made to shareholders prior to the time of investment that are in excess of earnings.

Estimated Use of Proceeds, page 66

6.   We note your disclosure in footnote 2 that your advisor will pay additional organization and offering expenses, subject to a contingent reimbursement upon a liquidity event if certain conditions are met. Please revise your tabular disclosure to reflect the dollar amount and percentage represented by the organization and offering expenses to be paid by your advisor. Even though your advisor will pay the organization and offering expenses, these fees are still offering expenses. Industry Guide 5, part 3.B., requires the presentation of these expenses in the tabular summary. In addition, please revise the table on your cover page to reflect these fees as well.

7.   In line with the above comment, please ensure that the table deducts the organization and offering expenses in computing the amount available for investment given the fact that the advisor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right.

Conflicts of Interest, page 81

Competition to Acquire Properties and Invest in Loans and Other Investments, page 81

8.   We note your response to comment 15. Please also revise to clarify if termination of your advisor in the circumstances described would constitute "good reason" under the terms of your advisory agreement. Briefly highlight any required payment under the terms of your advisory agreement if you obtain a new advisor in the circumstances outlined in the last sentence of this section.

Prior Performance of the Advisor and its Affiliates, page 111

9.   Please revise your disclosure under this heading to provide the information required by Part A.1.(d), (f) and (g) of Item 8 to Industry Guide 5. Please advise whether the 18 CNL Income Fund limited partnerships invested primarily in real estate.

Material U.S. Federal Income Tax Considerations, page 164

10.   We note your disclosure on page 165 that DLA Piper LLP will be of the opinion that you will be organized in conformity with the requirements for qualification as a REIT, etc. When applicable, please revise to update to indicate that DLA Piper LLP is of such opinion.

        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Shannon Sobotka, Senior Staff Accountant, at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at 202-551-6840. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-7262 with any other questions.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Senior Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Robert Bergdolt, Esq.
        DLA Piper LLP
        Via E-mail